Kaman Corporation and Subsidiaries
Exhibit 11-Earning Per Share Computation
(In Thousands Except Per Share Amount)

	For the Three Months End

	March 31, 2006	April 1, 2005
Basic:

Net earnings	$5,920	$4,705

Weighted average number of shares outstanding	23,937	22,778

Net earnings per share-basic	$.25	$.21

Diluted:

Net earnings	$5,920	$4,705
Elimination of interest expense on 6% subordinated
convertible debentures (net after taxes)	157	168
Net earnings (as adjusted)	$6,077	$4,873

Weighted average number of shares outstanding	23,937	22,778
Weighted averages shares issuable on conversion
of 6% subordinated debentures	767	839
Weighted average shares issuable on exercise
of dilutive stock options	242	32
Total	24,946	23,649

Net earnings per share - diluted	$.24	$.21

Excluded from the net earnings per share-diluted calculation are options granted to employees that are anti-dilutive of 293 and 223 based on the average stock price for the three months ended March 31, 2006 and April 1, 2005, respectively.